EXHIBIT 99.15

Press Release

Total releases its Universal Registration Document 2020
(Document d’enregistrement universel 2020) and its Form 20-F 2020 as well as the proposed resolutions for the
Combined Shareholders’ Meeting of May 28, 2021

Paris, March 31, 2021 – The Document d’enregistrement universel of TOTAL SE for the year 2020 was filed with the French Financial Markets Authority (Autorité des marchés financiers) on March 31, 2021. It can be consulted and downloaded from the Company’s website (total.com, under the heading Investors / Publications and regulated information / Reports and Publications). The English translation of the Document d’enregistrement universel (Universal Registration Document) is also available on the Company’s website under the same heading.

The following documents are included in the Document d’enregistrement universel:

-	the 2020 annual financial report,

-	the reports from the statutory auditors,

-	the Board of Directors’ report on corporate governance required under Article L. 225-37 of the French Commercial Code,

-	the report on the payments made to governments required under Article L. 22-10-37 (previously Article L. 225-102-3) of the French Commercial Code,

-	the description of the share buy-back program.

TOTAL SE’s Form 20-F for the year ended December 31, 2020 was filed with the United States Securities and Exchange Commission (SEC) on March 31, 2021. It can be consulted and downloaded from the Company’s website (total.com, under the heading Investors / Publications and regulated information / Reports and Publications) or from the SEC’s website (sec.gov).

Printed copies of the Document d’enregistrement universel, Universal Registration Document and Form 20-F are available free of charge at the Company’s registered office at 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France.

In addition, in preparation for the Combined Shareholders’ Meeting to be held on May 28, 2021, the proposed resolutions and the report of the Board of Directors on these resolutions are available on the Company’s website (total.com, under the heading Investors / Annual Shareholders’ Meetings)

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About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.